SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 9)



                                  PRAB, INC.
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                               (Name of Issuer)

                         Common Stock $.10 Par Value
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                        (Title of Class of Securities)

                                 739413 10 2
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                                (CUSIP Number)


           Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                     [   ]   Rule 13d-1(b)

                     [   ]   Rule 13d-1(c)

                     [ X ]   Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No   739413 10 02
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 1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      (entities only)
                    John J. Wallace
                    Patricia deBlank Klink
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 2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [   ]
      (b)   [ X ]
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 3)    SEC Use Only
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 4)   Citizenship or Place of Organization
                    John J. Wallace, United States Citizen
                    Patricia deBlank Klink, United States Citizen
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Number of (5)       Sole Voting Power                            283,457
Shares              __________________________________________________________
Beneficially
Owned by  (6)       Shared Voting Power                                0
Each                __________________________________________________________
Reporting
Person              (7)  Sole Dispositive Power                  283,457
With:               __________________________________________________________

                    (8)  Shared Dispositive Power                      0
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 9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                    John J. Wallace                   283,457
                    Patricia deBlank Klink            283,457

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                     (See Instructions)     [ X ]

11)   Percent of Class Represented by Amount in Row 9      16.1%
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12)   Type of Reporting Person (See Instructions)
                    John J. Wallace               IN
                    Patricia deBlank Klink        IN
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Item 1(a)  Name of Issuer:                                         Prab, Inc.

Item 1(b)  Address of Issuer's Principal
              Executive Offices:                       5944 East Kilgore Road
                                                         Kalamazoo, MI  49003

Item 2(a)  Name of Person Filing:                             John J. Wallace
                                                       Patricia deBlank Klink

           This is a joint filing pursuant to Rule 13d-1(k)(1) and is made on behalf of both Mr. Wallace and Ms. Klink.

Item 2(b)  Address of Principal Business Office or, if none, Residence:
                 John J. Wallace            1187 Coast Village Road, Suite 10M
                                                           Montecito, CA 93108
                 Patricia deBlank Klink     1187 Coast Village Road, Suite 10M
                                                           Montecito, CA 93108

Item 2(c)  Citizenship:      John J. Wallace                     United States
                             Patricia deBlank Klink              United States

Item 2(d)  Title of Class of Securities:                          Common Stock
                                                                $.10 Par Value

Item 2(e)  CUSIP Number:                                           739413 10 2

Item 3                                                          Not Applicable

Item 4     Ownership:

           (a) Amount Beneficially
                 Owned:                  John J. Wallace         283,457(1)(2)
                                         Patricia deBlank Klink  283,457(1)(2)
           (b) Percent of Class:                                         16.1%

           (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct
                        the vote                                 283,457(1)(2)
               (ii)  shared power to vote or to direct
                        the vote                                             0
               (iii) sole power to dispose or to direct the
                        disposition of                           283,457(1)(2)
               (iv)  shared power to dispose or to direct
                        the disposition of                                   0

               (1) Includes 272,263 shares held in a revocable trust of which John J. Wallace is the grantor and beneficiary and Patricia deBlank Klink is the trustee. As trustee, Ms. Klink holds sole voting, investment and dispositive power for such shares. Mr. Wallace has the right, at any time, to revoke the trust and obtain sole voting, investment and dispositive power for such shares.

               (2) Includes 11,194 shares owned by John J. Wallace as to which Mr. Wallace has granted voting, investment and dispositive power to Patricia deBlank Klink pursuant to a Power of Attorney. Mr. Wallace has the right, at any time, to revoke the Power of Attorney and obtain sole voting, investment and dispositive power for such shares.




Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 14, 2000
---------------------------
Date


/s/ John J. Wallace
---------------------------
John  J. Wallace


/s/ Patricia deBlank Klink
---------------------------
Patricia deBlank Klink,
Trustee and Agent







                          EXHIBIT TO AMENDMENT NO. 9
                               TO SCHEDULE 13G

             FILED BY JOHN J. WALLACE AND PATRICIA deBLANK KLINK

                 AGREEMENT REGARDING FILING OF SCHEDULE 13G/A




           The undersigned hereby agree that the Schedule 13G/A dated February 14, 2000, filed by the undersigned is filed on behalf of each of them.




Dated: February 14, 2000                   /s/ John J. Wallace
                                           ---------------------------
                                           John  J. Wallace


                                           /s/ Patricia deBlank Klink
                                           ---------------------------
                                           Patricia deBlank Klink,
                                           Trustee and Agent